Exhibit 99.1

VISIONARY HOLDINGS INC.

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(IN U.S. DOLLARS)

	September 30,	March 31,
	2024	2024
ASSETS
CURRENT ASSETS
Cash	$213,907	$620,910
Accounts receivable, net	30,412	20,472
Prepaid and other receivable	1,588,666	1,375,957
Due from related parties	–	76,888
Total current assets	1,832,985	2,094,227

Restricted cash – non-current	152,743	152,434
Property, plant and equipment, net	82,790,460	83,581,322
Right of use assets	–	41,783
Intangible assets, net	919,256	933,642
Deferred tax assets	–	105,334
Goodwill	952,891	950,959
TOTAL ASSETS	$86,648,335	$87,859,701

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$768,876	$1,187,480
Accrued liabilities	2,671,397	2,253,851
Other tax payable	1,016,386	616,358
Due to related parties	776,210	326,640
Deferred revenue	475,176	968,676
Lease liability - current	–	15,931
Bank loans - current	62,933,320	62,423,441
Other loan payable- current	541,237	488,692
Income tax payable	1,388,698	1,399,244
Total current liabilities	70,571,300	69,680,313

Deferred tax liabilities	124,925	126,051
Lease liability, non-current	–	25,852
Other loan payable, non-current	–	252,476
Derivative liability, non-current	2,531,105	29,075
TOTAL LIABILITIES	73,227,330	70,113,767

Commitments

EQUITY
Common shares, no par value, unlimited shares authorized, 3,707,415 and 3,437,926 issued and outstanding* as of September 30, 2024 and March 31, 2024, respectively and additional paid-in capital	19,146,612	17,719,755
(Deficits) retained earnings	(5,744,545)	136,191
Accumulated other comprehensive loss	(39,393)	(93,967)
Total shareholders’ equity attributable to the Company	13,362,674	17,761,979

Noncontrolling interest	58,331	(16,045)
Total shareholders’ equity	13,421,005	17,745,934

TOTAL LIABILITIES AND EQUITY	$86,648,335	$87,859,701

 * Retroactively restated for effect of recapitalization and share consolidation on May 29, 2024

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VISIONARY HOLDINGS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (UNAUDITED)

(IN U.S. DOLLARS)

	For the Six Months Ended September 30,
	2024	2023

Revenue – rent	$2,821,466	$4,473,767
Revenue – tuition	449,644	480,551
Sales of products	76,128	–
Total Revenues	3,347,238	4,954,318

Cost of revenue – rent	2,318,564	3,065,775
Cost of revenue – tuition	146,524	196,744
Cost of sales	26,869	–
Total cost of revenues	2,491,957	3,262,519

Gross Profit	855,281	1,691,799

Operating expenses:
General and administrative expenses	130,600	734,905
Professional fees	650,877	2,422,314
Salaries	243,039	445,289
Total operating expenses	1,024,516	3,602,508

Loss from operations	(169,235)	(1,910,709)

Other (expense) income
Interest expense	(2,357,095)	(2,822,917)
Accretion interest	–	(285,625)
Gain on disposal of properties	–	8,741,559
(Loss) gain on warrants	(3,180,424)	880,810
Loss on derivative liabilities valuation	–	367,663
Other income	4,945	71,831
Total other (expense) income, net	(5,532,574)	6,953,321

(Loss) income before income taxes	(5,701,809)	5,042,612
Provision for income taxes	105,333	1,092,507
Net (loss) income	(5,807,142)	3,950,105
Less: net income (loss) attributable to noncontrolling interest	73,594	(89,687)
Net (loss) income attributable to Visionary Holdings Inc.	(5,880,736)	4,039,792

Other comprehensive income gain (loss) :
Foreign currency translation gain (loss)	55,355	(28,862)
Comprehensive income gain (loss)	(5,751,787)	3,921,243
Less: comprehensive income (loss) attributable to noncontrolling interest	74,376	(88,979)
Comprehensive (loss) income attributable to Visionary Holdings Inc.	$(5,826,163)	$4,010,222

(Loss) earning Per share
Basic	$(1.59)	$0.09
Diluted	$(1.31)	$0.09

Weighted Average Shares Outstanding
Basic*	3,707,415	3,021,122
Diluted*	4,487,613	3,021,122

 * Retroactively restated for effect of recapitalization and share consolidation on May 29, 2024

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